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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

Performance Technologies Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

71376K102

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71376K102

Person 1
1.	(a) Names of Reporting Persons. Harris B. Leviton
(b) Tax ID

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 598,750

6. Shared Voting Power 1,850(1)

7. Sole Dispositive Power 598,750

8. Shared Dispositive Power 1,850(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions)

IN

Item 1.
(a)	Name of Issuer Performance Technologies Inc.
(b)	Address of Issuer's Principal Executive Offices
205 Indigo Creek Drive, Rochester, New York 14626
Item 2.
(a)	Name of Person Filing Harris B. Leviton
(b)	Address of Principal Business Office or, if none, Residence 91 Revere Street, Boston, MA 02114
(c)	Citizenship United States
(d)	Title of Class of Securities Common Stock, par value $.01 per share
(e)	CUSIP Number 71376K102

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);.
(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 600,600
(b)	Percent of class: 5.2%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 598,750
(ii) Shared power to vote or to direct the vote 1,850(1)
(iii) Sole power to dispose or to direct the disposition of 598,750
(iv) Shared power to dispose or to direct the disposition of 1,850(1)

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 09, 2009
Date
/s/ Harris B. Leviton
Signature
Harris B. Leviton
Name/Title
Exhibit A
5.2% ownership interest based on 11,612,897 shares outstanding, as per 10-Q filing dated 11/7/2008 for quarter ended 9/30/2008

(1) Consists of 1,850 shares owned by the Marie Leviton Revocable Trust, of which Harris Leviton is a co-trustee. Mr. Leviton disclaims beneficial ownership of these shares.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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